Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – April 16, 2019

FORTIS INC. COMPLETES SALE OF ITS INTEREST IN THE

WANETA EXPANSION HYDROELECTRIC PROJECT

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) announced today that it has completed the sale of its 51% interest in the Waneta Expansion Hydroelectric Project in British Columbia ("Waneta Expansion") to Columbia Power Corporation ("CPC") and Columbia Basin Trust ("CBT") for a purchase price of approximately $1 billion. Following today's closing, CPC and CBT now own 100% of the Waneta Expansion. FortisBC will continue to operate the Waneta Expansion facility and purchase its surplus capacity.

"The sale of our interest in the Waneta Expansion helps finance the substantial growth occurring in our regulated utility businesses across North America," said Barry Perry, President and Chief Executive Officer, Fortis.

The proceeds from this transaction will be used to repay short-term borrowings and repurchase approximately US$400 million of the Corporation's outstanding 3.055% notes due 2026.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at December 31, 2018. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Fortis includes "forward-looking information" in this media release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and other similar terminology or expressions have been used to identify the forward-looking information, which includes the expected use of the proceeds of the sale of the Corporation's interest in the Waneta Expansion.

Forward-looking information is subject to risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors and risk factors relating to the tender offer, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and, except as required by law, we undertake no obligation to revise or update any forward-looking information, as a result of new information, future events or otherwise.

For more information please contact:

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com